

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2010

Steven E. Trager
President and Chief Executive Officer
Republic Bancorp, Inc.
601 West Market Street
Louisville, Kentucky 40202

Re: Republic Bancorp, Inc.
Annual Report on Form 10-K for the fiscal year ended December 31, 2009
Quarterly Report on Form 10-Q for the quarter ended September 30, 2010
File No. 000-24649

Dear Mr. Trager:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kathryn S. McHale
Attorney-Advisor